March 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Owl Rock Technology Finance Corp.

File No. 814-01284

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Owl Rock Technology Finance Corp. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1. A copy of the Company’s fidelity bond (the “Bond”).

2. A Certificate of the Secretary of the Company containing the resolutions of the board of directors, including a majority of the directors who are not “interested persons” of the Company as defined under Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

3. A copy of the Joint Insured Bond Allocation Agreement, dated February 27, 2019, pursuant to Rule 17g-1(f) under the 1940 Act.

The Company has paid a premium for a $5,000,000 bond for the policy period beginning August 7, 2018 and ending March 3, 2020.

If you have any questions, please do not hesitate to call me at (212) 419-3000.

Sincerely,

/s/ Victor Lopez
Victor Lopez
Secretary

OWL ROCK TECHNOLOGY FINANCE CORP.

CERTIFICATE OF SECRETARY

The undersigned, Victor Lopez, Secretary of Owl Rock Technology Finance Corp., a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the U.S. Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the board of directors of the Company, including a majority of the directors who are not “interested persons” of the Company (as defined under Section 2(a)(19) of the 1940 Act), approving the amount, type, form and coverage of the Bond.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 18th day of March, 2019.

/s/ Victor Lopez
Victor Lopez Secretary

Exhibit A

Excerpt from the Meeting of the Board of Directors of Owl Rock Technology Finance Corp., February 27, 2019

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a business development company (“BDC”), such as Owl Rock Technology Finance Corp. (the “Company”), to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1 requires that a majority of the disinterested directors of the Company (the “Independent Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors of the Company (the “Board”) in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, Rule 17g-1(f) requires a Company entering into a joint insured bond enter into an agreement with all the other named insureds providing that in the event recovery is received under the fidelity bond as a result of a loss sustained by the Company or one or more other named insureds, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required pursuant to Rule 17g-1; and

WHEREAS, the proposed Joint Insured Bond Allocation Agreement by and among the Company and Owl Rock Technology Advisors LLC (the “Adviser”) was provided to the Board prior to the meeting, and the Board has reviewed such Joint Insured Bond Allocation Agreement.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Continental Insurance Company, having an aggregate coverage of $5,000,000, to be shared evenly between the Company and the Adviser, are fair and reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Directors; and

FURTHER RESOLVED, that the Board, including all of the Independent Directors, have determined the portion of the premium to be paid by the Company be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Fidelity Bond and the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained; and

FURTHER RESOLVED, that each of the Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company (collectively, the “Authorized Officers”) be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making, or directing legal counsel to make the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Joint Insured Bond Allocation Agreement by and among the Company and the Adviser be, and it hereby is, in substantially the form provided to the Board prior to the meeting, approved and adopted by the Board, with such additions and revisions as any Authorized Officer may approve, such approval to be conclusively evidenced by the inclusion of such additions or revisions therein, or as may be required to conform with the requirements of applicable law; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

EXTENSION OF POLICY PERIOD

In consideration of the additional premium of $14,275.00 it is agreed that Item 2. of the Declarations is deleted its entirety and replaced with the following:

Item 2.            Bond Period: From 08/07/2018 12:01 a.m. to 03/03/2020 12:01 a.m. standard time.

This extension of the Policy Period shall not increase the Underwriter’s maximum aggregate Limit of Liability for Loss under the Policy.

All other terms and conditions of the Bond remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL11641XX (12-08)	Policy No:	652023962
Continental Insurance Company	Endorsement No:	5
Insured Name: Owl Rock Technology Finance Corp	Effective Date:	08/07/2019
© CNA All Rights Reserved.

1

JOINT INSURED BOND ALLOCATION AGREEMENT

THIS AGREEMENT, made and entered into this 27th day of February, 2019, by and among Owl Rock Technology Finance Corp. (the “Fund”) and Owl Rock Technology Advisors LLC, the investment adviser for the Fund (the “Adviser”).

WHEREAS, pursuant to the requirement of Rule 17g-l of the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund and the Adviser have obtained fidelity bond coverage as named parties (collectively, the “Insureds”) under a joint insured fidelity bond, as amended from time to time (the “Bond”); and

WHEREAS, the Insureds, in order to be covered by a single fidelity bond, are required to be parties to an agreement that establishes the criteria by which premiums and recoveries under the Bond shall be allocated among the Insureds;

NOW, THEREFORE, it is agreed as follows:

1.                                      Amount of Coverage Maintained.  The amount of fidelity coverage under the Bond shall at all times be at least equal in the amount to the sum of (i) the total amount of coverage which the Fund would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 under the 1940 Act had the Fund not been a named insured under the Bond, plus (ii) the amount of the bond that the Adviser would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond.  The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Directors of the Fund, including a majority of those Directors who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act.

2.                                      Allocation of Recoveries.  In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a.                                      First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b.                                      Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured.

3.                                      Allocation of Premiums.  No premium shall be paid under the Bond unless the Board of Directors of the Fund, including a majority of those Directors who are not “interested persons” of each Fund as defined by Section 2(a)(19) of the 1940 Act, approves the portion of the premium to be paid by the Fund.  The premium payable on the Bond shall be allocated among the Insureds as determined by the Board of Directors of the Fund.

Filing with the Commission.  A copy of this Agreement and any amendment thereto shall be filed with the U.S. Securities and Exchange Commission.

IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed as of the day and year first written above.

OWL ROCK TECHNOLOGY ADVISORS LLC

/s/ Alan Kirshenbaum
Name: Alan Kirshenbaum
Title: Chief Operating Officer

OWL ROCK TECHNOLOGY FINANCE CORP.

/s/ Alan Kirshenbaum
Name: Alan Kirshenbaum
Title: Chief Financial Officer